

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2023

Xavier Zee
Chief Financial Officer
AMTD Digital Inc.
27-29 rue de Bassano
75008 Paris

> **Re: AMTD Digital Inc.**
> **Form 20-F for the Fiscal Year Ended April 30, 2023**
> **File No. 001-40463**

Dear Xavier Zee:

We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended April 30, 2023

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 120

1. We note your statement that you reviewed your register of members as of August 23, 2023, and public filings, including Schedule 13Gs and Schedule 13Ds and amendments thereto, made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your

determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

3. We note your disclosure pursuant to Item Item 16I(b)(3) addresses ownership or control by governmental entities in the PRC. However, we note your definition of PRC on p. ii distinguishes between mainland China and Hong Kong. Please supplementally tell us the ownership or control by governmental entities in Hong Kong as well as China.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 or Andrew Mew at 202-551-3377 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Shu Du